March 11, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Kathleen Collins

Re:                             Adobe Systems Incorporated
Form 10-K for the Fiscal Year Ended December 3, 2010
Filed January 27, 2011
File No. 000-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or “we”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2011 with respect to our Annual Report on Form 10-K for the fiscal year ended December 3, 2010 (the “Report”), filed on January 27, 2011. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 3, 2010

Critical Accounting Policies and Estimates

Accounting for Income Taxes, page 61

1.                                Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

We respectfully acknowledge the Staff’s comments and have reviewed Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960. As disclosed in Note 10 “Income Taxes”, to our consolidated financial statements in our Report, “Differences between our statutory tax rate and our foreign effective tax rate” have remained relatively consistent as a percentage of our “Computed expected tax expense” during the periods presented and we are not aware of any known trends or uncertainties that would cause this percentage to significantly change. In addition, our mix of foreign and domestic revenue has remained relatively consistent over the periods presented. We advise the Staff that historically material changes in our effective tax rate are generally due to discrete items and not due to changes in tax rates themselves. As such, further disclosure was not included in prior filings. However, in future filings, we do intend to slightly modify our current risk factor titled “Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rate” as disclosed in our Report as well as include enhanced disclosures in our Critical Accounting Policies and Estimates under the sub-heading Accounting for Income Taxes, similar to the following, effective with our Annual Report on Form 10-K for fiscal 2011:

We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. During the periods presented, our income tax expense has differed from the tax computed at the U.S. federal statutory income tax rate due primarily to discrete items and to earnings considered as indefinitely reinvested in foreign operations. Our future effective tax rates could be unfavorably affected by changes in the tax rates in jurisdictions where our income is earned, by changes in, or our interpretation of, tax rules and regulations in the jurisdictions in which we do business, by unanticipated decreases in the amount of earnings in countries with low statutory tax rates, by lapses of the availability of the U.S. research and development tax credit, or by changes in the valuation of our deferred tax assets and liabilities.

We have not entered into any advanced pricing agreements nor any other agreement with the Internal Revenue Service with regard to foreign jurisdictions.

Liquidity and Capital Resources, page 72

2.                                      We note that a substantial amount of your earnings of foreign subsidiaries are permanently reinvested outside the U.S. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

We respectfully acknowledge the Staff’s comments and have reviewed Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.  We did consider whether to disclose the amount of cash and investments that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. We respectfully advise the Staff that we do not believe further explanation as to funds held outside the U.S. would provide the reader with additional material insight into our liquidity position.  As stated on page 75 of the Report in the section titled “Liquidity and Capital Resources - Other Liquidity and Capital Resources Considerations,” “based on our current business plan and revenue prospects, we believe that our existing balances, our anticipated cash flows from operations and our available credit facility will be sufficient to meet our working capital and operating resource expenditure requirements for the next twelve months.”  Further, we advise the Staff that we have the ability to borrow additional funds against our available line of credit as necessary and as stated on page 75 of the Report.  In addition, as noted on page 106 in Note 10 “Income Taxes” to our consolidated financial statements in the Report, we provide for U.S. income taxes on a portion of our earnings of foreign subsidiaries that are permanently reinvested outside the U.S.

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 86

3.                                      You indicate that you recognize revenue for hosting services that are based on a committed number of transactions ratably from the date the customer commences use of your services through the end of the customer term.  Please explain further what you mean by “committed number of transactions” and tell us how you determined ratable recognition was appropriate (i.e. versus on a usage basis).

We respectfully acknowledge the Staff’s comments and advise the Staff that the committed number of transactions results from counting each server call, segregated between primary and secondary calls (as applicable), to Adobe servers. Customers commit, and Adobe charges for usage, based on a fixed fee that is paid in advance per period for a minimum committed usage subscription volume per type of server call. If during the subscription period the customer transacts fewer server calls than the minimum commitment, those unused server calls expire.  Please also see our response to Staff comment number 4 in the event the number of server calls exceeds the minimum commitment

We advise the Staff that we determined ratable revenue recognition was appropriate per ASC 605-10-S99-1, as the end user pays a fixed fee for a minimum level of service delivered over a fixed time period.  As a result, we believe that the revenue should be recognized over the fixed time period, reflecting the pattern of the provision of service, rather than in proportion to costs incurred to provide such service or efforts expended.  The delivery of the server calls occurs continuously and the customer pays Adobe to provide this service over the underlying contract period.  As such, we determined that an equal amount of revenue should be recognized during each period.

4.                                      Additionally, you indicate over-usage fees are billed based on the actual number of transactions from which you capture data and are billed as incurred.  Please clarify when you recognize revenue for such fees (e.g. as billed, ratably, etc.) and how you determined your method for revenue recognition was appropriate.

We respectfully acknowledge the Staff’s comments and as discussed in our response to Staff comment number 3, Adobe assesses a discrete fee per type of server call in the event the actual number of server calls exceeds the minimum usage commitment. Over-usage fees are contingent upon the minimum usage commitment being exceeded.  Once the minimum commitment is exceeded and all other revenue recognition criteria are met, revenue is recognized for the over-usage server calls in arrears, once usage has occurred. It is at that point when Adobe has determined the fees have become fixed or determinable.

5.                                      Finally, tell us if hosting fees are billed up front or on a monthly or quarterly basis.  If they are billed monthly or quarterly, please tell us if the amounts billed vary during the contractual period or if they are billed ratably.  In your response, please tell us if the customer can receive a refund if you fail to perform your contractual obligations or cancel the contract during the subscription period.

We respectfully acknowledge the Staff’s comments and advise the Staff that the minimum committed volume of server calls are billed ratably in advance of the services being performed on a monthly, quarterly or annual basis, depending on the contract.  The advanced payments are usually non-cancellable and non-refundable.

Service arrangements generally do not allow for cancellation absent a breach in contractual terms. However, in rare instances when a termination does occur no amounts will be refunded for past services.

*      *      *

Adobe further acknowledges that:

•                  Adobe is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Adobe may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 536-6000 with any questions regarding the above.

Sincerely,

ADOBE SYSTEMS INCORPORATED

By:	/s/ MARK GARRETT
Mark Garrett
Executive Vice President and Chief Financial Officer

Cc:	Shantanu Narayen (Adobe Systems Incorporated)
Karen Cottle (Adobe Systems Incorporated)
Rich Rowley (Adobe Systems Incorporated)
Tracy Hanson (Adobe Systems Incorporated)
Justin Judd (Adobe Systems Incorporated)